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                            August 24, 2021

       Mingjun Lin
       Chief Executive Officer
       Kaixin Auto Holdings
       4/F, Tower D, Building 15
       No.5 Jiangtai Road
       Chaoyang District, Beijing 100015
       People   s Republic of China

                                                        Re: Kaixin Auto
Holdings
                                                            Registration
Statement on Form F-3
                                                            Filed August 4,
2021
                                                            File No. 333-258450

       Dear Mr. Lin:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 Filed August 4, 2021

       Prospectus Cover Page, page i

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries and
through contractual arrangements with variable interest entities
                                                        (VIEs) based in China
and that this structure involves unique risks to investors. Explain whether the VIE
structure is used to replicate foreign investment in Chinese-based companies where Chinese
law prohibits direct foreign investment in the operating
                                                        companies, and disclose
that investors may never directly hold equity interests in the
                                                        Chinese operating
company. Your disclosure should acknowledge that Chinese regulatory
 Mingjun Lin
FirstName
Kaixin AutoLastNameMingjun  Lin
            Holdings
Comapany
August 24, NameKaixin
           2021        Auto Holdings
August
Page 2 24, 2021 Page 2
FirstName LastName
         authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, has or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of the VIEs. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Our Company, page 1

4. Please revise to add a prospectus summary and address the following comments in that section.
5. Disclose clearly that the company uses a structure that involves VIEs based in China and what that entails and provide early in the summary a diagram of the
company   s corporate
         structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIEs' operations and financial results into your financial statements. Identify clearly the entity in which investors are
         purchasing their interest and the entities in which the company   s
operations are
         conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman
         Islands holding company with respect to its contractual arrangements with the VIEs, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
 Mingjun Lin
FirstName
Kaixin AutoLastNameMingjun  Lin
            Holdings
Comapany
August 24, NameKaixin
           2021        Auto Holdings
August
Page 3 24, 2021 Page 3
FirstName LastName
6. Please revise your disclosure to provide a summary of risk factors. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having
         the majority of the company   s operations in China poses to
investors. In particular,
         describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
7. Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the
         CSRC, CAC or any other entity that is required to approve of the VIEs' operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
8. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIEs have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
9. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form the condensed consolidating schedule
         - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entities and parent, so an investor may evaluate the nature of assets held
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FirstName
Kaixin AutoLastNameMingjun  Lin
            Holdings
Comapany
August 24, NameKaixin
           2021        Auto Holdings
August
Page 4 24, 2021 Page 4
FirstName LastName
         by, and the operations of, entities apart from the variable interest entities, which includes the cash held and transferred among entities.
10. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
Risk Factors, page 3

11. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
12.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
13. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
14. Please add a risk factor to provide additional detail that addresses limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigations and inspections within China. Please ensure that you acknowledge
         Article 177 of PRC Securities Law effective March 2020, possibly further limiting an overseas regulator from conducting investigations or from collecting evidence within
         China. Refer to CF Disclosure Guidance Topic No. 10.
15. Please revise your disclosure to more specifically discuss the risks related to the following:

                whether and how your audit committee has taken the lack of PCAOB inspection into account in connection with the oversight of the outside audit firm and its procedures;
              and
 Mingjun Lin
Kaixin Auto Holdings
August 24, 2021
Page 5

                how Chinese governmental authorities have significant discretion that can be used to influence how the company conducts its business operations.

         Refer to CF Disclosure Guidance Topic No. 10.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Scott Anderegg at 202-551-3342 or Jennifer L pez at 202-551-
3792 with any questions.



FirstName LastNameMingjun Lin                                 Sincerely,
Comapany NameKaixin Auto Holdings
                                                              Division of
Corporation Finance
August 24, 2021 Page 5                                        Office of Trade &
Services
FirstName LastName